
July 30, 2010

Mark E. Saad
Chief Financial Officer
Cytori Therapeutics, Inc.
3020 Callan Road
San Diego, California 92121

      Re: Cytori Therapeutics, Inc.
             Form 10-K for the fiscal year ended December 31, 2009
             Filed March 12, 2010
             File No. 000-32501

Dear Mr. Saad:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Martin James
                Acting Assistant Director